UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74838 K 405

(CUSIP Number)

Steven D. Rubin Executive Vice President-Administration OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 2 of 6 Pages

(1)	Names of reporting persons OPKO Health, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 59,015,257
	(8)	Shared voting power 0
	(9)	Sole dispositive power 59,015,257
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 59,015,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 19.7%
(14)	Type of reporting person (see instructions) CO

(1)	The percentage of beneficial ownership is based upon 299,877,135 shares of Common Stock outstanding as of July 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2012.

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 3 of 6 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on September 22, 2009, by OPKO Health, Inc. (“OPKO”).

ITEM 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This statement on Schedule 13D, as amended (this “13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sorrento Therapeutics, Inc., f/k/a QuikByte Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.

ITEM 2.	Identity and Background.

Sub-item (c) of Item 2 is deleted in its entirety and replaced with the following text:

(c) OPKO is a multi-national pharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging its discovery, development and commercialization expertise and its novel and proprietary technologies. OPKO is developing a range of solutions to diagnose, treat and prevent various conditions, including molecular diagnostics tests, point-of-care tests, and proprietary pharmaceuticals and vaccines, and its common stock is traded on the NYSE (NYSE:OPK). The principal occupation of each of the directors and executive officers of OPKO is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

Sub-item (f) of Item 2 is deleted in its entirety and replaced with the following text:

(f) Except as set forth below, to the best knowledge of OPKO, each of the persons named in Appendix A is a citizen of the United States of America. Dmitry Kolosov is a Russian citizen.

ITEM 4.	Purpose of Transaction.

Item 4 is amended by adding the following paragraph before the last paragraph of the item:

OPKO intends to sell all or a portion of the shares of the Issuer held by it in open market and/or private transactions. OPKO has also been informed that the Purchasers plan to sell all or a portion of the shares of the Issuer held by them.

SCHEDULE 13D

CUSIP No. 74838 K 405	Page 4 of 6 Pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) and (b) Each of OPKO, the Purchasers and Dr. Lerner may be deemed to beneficially own shares of Common Stock as follows:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power		Sole or Shared Dispositive Power		Percentage of Outstanding Shares of Common Stock(1)

OPKO Health, Inc.	59,015,257	Sole		Sole		19.7%

Phillip Frost, M.D.	3,709,508	Shared	(2)	Shared	(2)	1.2%

Frost Gamma Investments Trust	3,709,508	Shared	(2)	Shared	(2)	1.2%

Jane H. Hsiao, Ph.D., MBA	2,359,219	Shared	(3)	Shared	(3)	0.8%

Hsu Gamma Investments, L.P.	2,359,219	Shared	(3)	Shared	(3)	0.8%

Steven D. Rubin	757,930	Sole	(4)	Sole	(4)	0.3%

Richard A. Lerner, M.D.	5,365,114	Sole		Sole		1.8%

(1)	The percentage of beneficial ownership is based 299,877,135 shares of Common Stock outstanding as of July 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2012.

(2)	Includes 3,709,508 shares of Common Stock held of record by the Gamma Trust. Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Does not include shares of Common Stock owned by OPKO and the Gamma Trust disclaims any beneficial ownership of such shares. The Gamma Trust beneficially owned near 50% of the issued and outstanding shares of OPKO common stock as of August 1, 2012.

(3)	Includes 2,231,719 shares of Common Stock held of record by Hsu Gamma, for which Dr. Hsiao serves as General Partner. Dr. Hsiao may be deemed to beneficially own the shares of Common Stock held by Hsu Gamma. Also includes 127,500 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of September 12, 2012.

(4)	Includes 200,000 shares of Common Stock issuable pursuant of stock options exercisable within 60 days of September 12, 2012.

(c) None.

(d) No person (other than each of OPKO, the Purchasers and Dr. Lerner) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of such persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Date: September 13, 2012	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Executive Vice President-Administration

APPENDIX A

Directors and Executive Officers

Appendix A is deleted in its entirety and replaced with the following text:

The names, present principal occupations or employment and business addresses of the executive officers and directors of OPKO are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OPKO.

Name	Principal Occupation	Business Address

Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer	4400 Biscayne Boulevard Miami, Florida 33137

Jane H. Hsiao, Ph.D.	Vice Chairman of the Board and Chief Technical Officer	4400 Biscayne Boulevard Miami, Florida 33137

Steven D. Rubin	Director and Executive Vice President-Administration	4400 Biscayne Boulevard Miami, Florida 33137

Robert A. Baron	Director	4400 Biscayne Boulevard Miami, Florida 33137

Thomas E. Beier	Director	4400 Biscayne Boulevard Miami, Florida 33137

Dmitry Kolosov	Director	4400 Biscayne Boulevard Miami, Florida 33137

Richard A. Lerner, M.D.	Institute Professor, The Scripps Research Institute (a private, non-profit biomedical research organization)	c/o The Scripps Institute 10550 N. Torrey Pines Road La Jolla, California 92037

John A. Paganelli	Partner, RFG Associates (a financial planning organization)	1250 Pittsford Victor Road Building 200, Suite 180 Pittsford, New York 14534

Richard C. Pfenniger, Jr.	Director	4400 Biscayne Boulevard Miami, Florida 33137

Alice Lin-Tsing Yu, M.D., Ph.D.	Distinguished Research Fellow and Associate Director, Genomics Research Center, Academia Sinica, Taiwan	Genomics Research Center Academia Sinica 128 Academia Road, Section 2 Taipei, Taiwan, 11554

Juan F. Rodriquez	Senior Vice President and Chief Financial Officer	4400 Biscayne Boulevard Miami, Florida 33137